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                                                                    Exhibit 99.1


                                 HOLLINGER INC.
                       HOLLINGER INC. ANNOUNCES RETRACTION
                              OF PREFERENCE SHARES


         Toronto, Canada, April 29, 2003 - Hollinger Inc. ("Hollinger") (TSX:
HLG.C) announced today that it will complete the retraction of all shares recently submitted for retraction, being 504,989 Series II Preference Shares (TSX:HLG.PR.B) and 662,300 Series III Preference Shares (TSX:HLG.PR.C), for 232,293 shares of Class A common stock of Hollinger International Inc. and approximately $6,000,000 cash in the aggregate, respectively. Giving effect to such retractions there will continue to be outstanding 3,775,990 Series II Preference Shares (exchangeable for 1,736,955 shares of Class A common stock of Hollinger International Inc.) and 9,484,925 Series III Preference Shares.

         If and when any shares are subsequently submitted for retraction or on their redemption date (April 30, 2004 in the case of the Series III Preference Shares and April 30, 2008 in the case of the Series IV Preference Shares), Hollinger will review its then liquidity position to determine whether further retractions or the redemptions can be completed. Hollinger will not complete retractions or redemptions if to do so would unduly impair its liquidity. In such event the retractions and redemptions would be completed subsequently as soon as Hollinger's liquidity position permits, in order determined by their retraction date or redemption date, as applicable. Holders would not become creditors of Hollinger but would remain as shareholders until such time as the retractions or redemptions are completed. Hollinger's ability to make payments on future retractions and redemptions of shares is uncertain due to the fact that liquidity of its assets is limited at present given that substantially all of its shares of Hollinger International Inc., being its principal asset, were provided as security for Hollinger's recently issued senior secured notes.

         Hollinger has made an offer to holders of its Series III Preference Shares to exchange them for Series IV Preference Shares on a share-for-share basis. The terms of the new Series IV Preference Shares will provide for redemption on April 30, 2008 at $10.00 cash per share (plus dividends) and an annual cumulative dividend, payable quarterly, of $0.80 per share (or 8%) during the five-year term. Holders will have the right at any time to retract Series IV Preference Shares for a retraction price payable in cash which, during the first four years will be calculated using 95% of prices for Government of Canada Bonds having a comparable yield and term, and during the fifth year will be $9.50 per share (plus unpaid dividends in each case). The offer expires on May 27, 2003 and is conditional upon acceptance by holders of not less than 5,000,000 Series III Preference Shares.

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         The offer will enable holders of Series III Preference Shares to increase their dividend yield immediately and extend the term of their investment at the 8% dividend rate for a further four years.

         This press release does not constitute an offer to sell or a solicitation of an offer to buy shares of Hollinger Inc. in any jurisdiction in which such offer would be unlawful. Shares of Hollinger Inc. are being offered only through the circular which has been mailed to Series III Preference Shareholders.

         Hollinger's principal asset is its approximately 72.7% voting and 30.3% equity interest in Hollinger International Inc. (NYSE:HLR). Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

For further information please call:

J. A. Boultbee                                          Peter Y. Atkinson
Executive Vice-President                                Executive Vice-President
Hollinger Inc.                                          Hollinger Inc.
(416) 363-8721                                          (416) 363-8721